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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                        American Retirement Corporation
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  028913-10-1
                   ----------------------------------------
                                (CUSIP Number)


                                 Brian Newman
                         Walton Street Capital, L.L.C.
                            900 N. Michigan Avenue
                                  Suite 1900
                            Chicago, Illinois 60611
                                (312) 915-2800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 April 24, 2001
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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          This Amendment No. 3 to Schedule 13D is filed by and on behalf of DNMC
Public Holdings, L.L.C., Walton Street Real Estate Fund II, L.P. (the sole member of DNMC Public Holdings, L.L.C.), Walton Street Managers II, L.P. (the sole general partner of Walton Street Real Estate Fund II, L.P.) and WSC
Managers II, Inc. (the sole general partner of Walton Street Managers II, L.P.) and amends the Schedule 13D (as previously amended, the "Schedule 13D") filed by the Reporting Persons. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by adding the following as the fifth paragraph thereto:

          On April 24, 2001, the Reporting Persons delivered to the Board of Directors of the Company the letter attached hereto as Exhibit D, which is incorporated herein in its entirety by reference.


Item 7.   Material to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding thereto the Letter to the Board of Directors of the Company dated April 24, 2001 attached hereto as Exhibit D.


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                                  Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2001


DNMC PUBLIC HOLDINGS, L.L.C.

     By:   Walton Street Real Estate Fund II, L.P.
     Its:  Member

               By:  Walton Street Managers II, L.P.
               Its: General Partner

                         By:   WSC Managers II, Inc.
                         Its:  General Partner

                                    By:    /s/ Ira J. Schulman
                                         -----------------------------
                                    Name:  Ira J. Schulman
                                    Its:   Vice President


WALTON STREET REAL ESTATE FUND II, L.P.

          By:   Walton Street Managers II, L.P.
          Its:  General Partner

                    By:   WSC Managers II, Inc.
                    Its:  General Partner

                              By:   /s/ Ira J. Schulman
                                    -----------------------------
                              Name: Ira J. Schulman
                              Its:  Vice President

                                  Page 3 of 6
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WALTON STREET MANAGERS II, L.P.

          By:   WSC Managers II, Inc.
          Its:  General Partner

                    By:   /s/ Ira J. Schulman
                          --------------------------------
                    Name: Ira J. Schulman
                    Its:  Vice President


WSC MANAGERS II, INC.

          By:   /s/ Ira J. Schulman
                ---------------------------------
          Name: Ira J. Schulman
          Its:  Vice President

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                                   Exhibit D

                Letter to the Board of Directors of the Company


                         DNMC PUBLIC HOLDINGS, L.L.C.
                     900 North Michigan Avenue, 19th Floor
                              Chicago, IL  60611
                              312-915-2800 Phone
                               312-915-2881 Fax

April 24, 2001

Board of Directors
c/o William Sheriff
Chief Executive Officer
American Retirement Corporation
111 Westwood Place, Suite 402
Brentwood, Tennessee  37027

Dear Members of the Board:

We are quite distressed with some of the actions that you and management have taken as disclosed in your 10-K for the fiscal year ended December 31, 2000.

Not only did management recommend and the Board of Directors approve the issuance of 1,120,000 options (representing approximately 6.5% of the Company's outstanding shares) at the staggeringly low price of $3.10 with extremely short vesting periods (one-third vesting after six months, 12 months and 15 months), but such actions were taken immediately following the end of the fiscal year so detailed reporting in the Company's annual proxy statement, where it would be obvious to all, would not be required until 2002. (Page 67 of the 10-K.)

The Company also continues to buy assisted living facilities at prices that appear greater than their fair market value with the justification that the Company is protecting previously invested equity. Equally disturbing are the recent transactions with Director John Morris. According to the 10-K, the Company paid Mr. Morris and his affiliates $6.2 million for certain assisted living facilities that the Company purchased last year, while Mr. Morris and his affiliates owe the Company $1.2 million on assisted living facilities that Mr. Morris and his affiliates continue to own. We are surprised that the Company is content to hold this large account receivable notwithstanding its tremendous need for cash. (Page 65 of the 10-K.)

The Company also continues to promise during analyst calls that it will acquire convertible debentures with cash on hand or proceeds from joint venture opportunities. Yet no debt has ever been retired while the Company continues to purchase and pursue the acquisition of additional loss-generating assisted living facilities, including those owed by Mr. Morris and his affiliates.


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These actions, among others, demonstrate to us that management and, through its failure to act, the Board of Directors is unable or unwilling to act in the best interests of the Company's shareholders. We do not believe this management team is capable of steering the Company through this critical period, and the short vesting period on their new stock options hardly suggests they are interested in the long-term welfare of the Company. Unfortunately, the Board of Directors has given us little reason to believe that they will act to bring in new management that is capable.

As a result, we intend to vote our shares of common stock against management's nominees for the Board of Directors at the May 3/rd/ Annual Meeting of the Shareholders as a clear and unmistakable message to management and the Board of Directors that it is now time to focus on maximizing shareholder value.

Sincerely,

/s/ Ira J. Schulman
DNMC Public Holdings, LLC

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